

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

March 11, 2008

Mr. Mark R. Widmar
Vice President and Chief Financial Officer
Graftech International Ltd.
12900 Snow Road
Parma, Ohio 44130

     RE: **Graftech International Ltd.**
                Form 10-K for the fiscal year ended December 31, 2006
                Filed March 16, 2007
                Form 10-Q for the period ended September 30, 2007
                Filed November 1, 2007
                File No. 1-13888

Dear Mr. Widmar:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Angela J. Crane
                        Accounting Branch Chief